As filed with the Securities and Exchange Commission on November 19, 2014	Registration No. 333-153455

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

IMPERIAL TOBACCO GROUP PLC
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

ENGLAND AND WALES
 (Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York 10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 590-9070
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Sachin Dave, Esq. Allen & Overy LLP One Bishop Square London E1 6AD England	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraph (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraph (15).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4) and (8).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraphs (8) and (12). Reverse of Receipt - Paragraphs (15), (16), (19), (20), and (21).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (14).

The Company publishes the information contemplated in Rule 12g3-2(b)(2)(i) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  As of the date hereof the Company’s internet website is www.imperial-tobacco.com.  The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. EXHIBITS

(a)(i)           Form of Second Amended and Restated Deposit Agreement, by and among Imperial Tobacco Group PLC, (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  ___ Filed herewith as Exhibit (a)(i).

(a)(ii)           Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 12, 2008, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued and outstanding thereunder (including the form of American Depositary Receipt attached thereto as an exhibit).  ___ Previously filed.

(a)(iii)           Amended and Restated Deposit Agreement, dated as of November 2, 1998, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.  ___ Previously filed.

(b)(i)           Letter Agreement for Restricted ADSs/May 2008 Rights Offering, dated as of May 20, 2008, by and between the Company and the Depositary.  ___ Previously filed.

(b)(ii)           Letter Agreement for Direct Registration System for ADSs, dated as of September 21, 2007, by and between the Company and the Depositary.  ___ Previously filed.

 (c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  ___  None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.  ___ Previously filed.

(e)           Certificate under Rule 466.  ___ None.

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  ___ Set forth on the signature pages hereto.

Item 2. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among Imperial Tobacco Group PLC, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 19th day of November, 2014.

Legal entity created by the Second Amended and Restated Deposit Agreement, for the issuance of American Depositary Shares, each American Depositary Share representing two (2) ordinary shares of Imperial Tobacco Group PLC.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Imperial Tobacco Group PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Bristol, United Kingdom, on November 19, 2014.

IMPERIAL TOBACCO GROUP PLC

By:	/s/ Trevor Williams
Name: Trevor Williams Title: Deputy Company Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Trevor Williams and Gavin Bonnar to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 19, 2014.

Signature	Title

/s/ Mark Williamson
Name: Mark Williamson (Chairman)

/s/ Alison Cooper
Name: Alison Cooper (Chief Executive)

/s/ Oliver Tant
Name: Oliver Tant (Chief Financial Officer)

Signature	Title

/s/ Matthew Phillips
Name: Matthew Phillips (Corporate Affairs Director)

/s/ Ken Burnett
Name: Ken Burnett (Director)

/s/ David Haines
Name: David Haines (Director)

/s/ Michael Herlihy
Name: Michael Herlihy (Director)

/s/ Karen Witts
Name: Karen Witts (Director)

/s/ Malcolm Wyman
Name: Malcolm Wyman (Director)

/s/ John Downing
Name: John Downing (Director)

Authorized Representative in the U.S.

/s/ Rob Wilkey
Name: Rob Wilkey

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(i)	Form of Second Amended and Restated Deposit Agreement.